

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Mark A. Peters
Executive Vice President and Chief Financial Officer
tw telecom inc.
10475 Park Meadows Drive
Littleton, CO 80124

October 1, 2009

Re: **tw telecom inc.**
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
File No. 001-34243

Dear Mr. Peters:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director